Filed by Global Blue Holding Group AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Far Point Acquisition Corporation

Commission File No.: 001-38521

Date: January 21, 2020

EXECUTION VERSION

SHAREHOLDERS AGREEMENT

by and among

GLOBAL BLUE HOLDING LP

AND

SL GLOBETROTTER LP

AND

FAR POINT LLC

AND

THE THIRD POINT SHAREHOLDERS

AND

THE MANAGERS

Dated as of 16 January 2020

Annexes

Annex A	–	Form of Joinder Agreement

SHAREHOLDERS AGREEMENT

This SHAREHOLDERS AGREEMENT (as amended, supplemented or restated from time to time, this “Agreement”) is entered into as of 16 January 2020, by and among: (i) Global Blue Holding LP, an exempted limited partnership formed under the laws of the Cayman Islands, having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and registered in the Cayman Islands General Registry under number 95120 (the “PG Shareholder”), (ii) SL Globetrotter LP, an exempted limited partnership formed under the laws of the Cayman Islands, having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and registered in the Cayman Islands General Registry (the “SL Shareholder” and, together with the PG Shareholder, each a “SL/PG Shareholder” and together the “SL/PG Shareholders”), (iii) Far Point LLC, a Delaware limited liability company, having its registered office at c/o Third Point LLC, 390 Park Avenue, New York, NY, USA, 10022 (the “Far Point Shareholder”), (iv) Third Point Offshore Master Fund L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“TP Offshore”), Third Point Ultra Master Fund L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“TP Ultra”), Third Point Partners Qualified L.P., a Delaware limited partnership (“TP Qualified”), Third Point Partners L.P., a Delaware limited partnership (“TP Partners”), Third Point Enhanced L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“TP Enhanced”), Third Point Ventures LLC, a Delaware limited liability company (“TP Ventures”) and Cloudbreak Aggregator LP, an exempted limited partnership formed under the laws of the Cayman Islands (the “Backstop Subscriber”), each having its registered office at c/o Third Point LLC, 390 Park Avenue, New York, NY, USA, 10022 (TP Offshore, TP Ultra, TP Qualified, TP Partners, TP Enhanced and the Backstop Subscriber each a “Third Point Shareholder” and collectively, the “Third Point Shareholders”, and together with the SL/PG Shareholders and the Far Point Shareholder, the “Institutional Shareholders”) and (v) the several Persons (as defined below) whose names and addresses are set out in each of his/her respective Joinder Agreements hereto (each a “Manager” and, together, the “Managers”, and together with the Institutional Shareholders, the “Shareholders”).

RECITALS

WHEREAS, following the closing (the “Closing”) of a merger agreement (“Merger Agreement”) by and among, inter alia, Global Blue Group Holding AG (the “Company”) and the Seller Parties (as defined therein), entered into on or around the date hereof, the Company will own the business known as ‘Global Blue’ and certain Company Securities (as defined below) will be listed on the New York Stock Exchange (the “Exchange”). Following Closing, each of the Shareholders will own certain Company Securities.

WHEREAS, the relationship agreement (as may be amended, restated, supplemented and/or otherwise modified from time to time, the “Relationship Agreement”), by and among the Institutional Shareholders and the Company, entered into on or around the date hereof, governs the Company’s relationship with respect to each Institutional Shareholder.

WHEREAS, the parties have agreed to enter into this Agreement to regulate the relationship between the Shareholders with respect to each other, in connection with the Company.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions. As used in this Agreement, the following definitions shall apply:

“Action” means any claim, action, suit, assessment, arbitration or proceeding, in each case that is by or before any Governmental Authority.

“Affiliate” means with respect to a person (the “First Person”):

(i) another Person that, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, the First Person;

(ii) a pooled investment vehicle organised by the First Person (or an Affiliate thereof) the investments of which are directed by the First Person (or an Affiliate thereof); or

(iii) a fund organised by the First Person for the benefit of the First Person’s (or any of its Affiliates’) partners, officers or employees or their dependants; or

(iv) a successor trustee or nominee for, or a successor by reorganisation of, a qualified trust (being a tax advantaged fiduciary relationship between an employer and an employee in which the employee beneficiary may use his life expectancy to determine required minimum distribution amounts), but shall, where applicable, exclude portfolio companies controlled by funds managed directly or indirectly by Silver Lake Technology Management, L.L.C., Partners Group or Third Point or portfolio companies managed directly or indirectly by Persons falling within limb (i) above in respect of any of them and any of their respective partners, officers, employees or their dependents. Further, Third Point and the portfolio companies Controlled by funds managed directly or indirectly by Third Point shall not be deemed to be Affiliates of Silver Lake Technology Management, L.L.C., Partners Group or any portfolio companies Controlled by funds managed directly or indirectly by Silver Lake Technology Management, L.L.C. or Partners Group, and vice versa.

“Articles” means the articles of association of the Company, as amended from time to time in accordance with the Board Rules.

“As-Exchanged Basis” means a calculation of the Convertible Preferred Shares owned by the SL/PG Shareholders assuming that all outstanding Convertible Preferred Shares that are exchangeable for Common Shares pursuant to the Conversion Agreement are so exchanged (and, for the avoidance of doubt, without giving effect to any contractual or other limitation on the exchange of such Convertible Preferred Shares that may be in effect from time to time).

“Available Shelf” means a registration of Company Securities pursuant to a “shelf” registration statement filed with the Securities and Exchange Commission (“SEC”) that (a) has been declared effective by the SEC and (b) is available for any Far Point Shareholder or Third Point Shareholder to exercise its registration rights, provided that such rights have not been exhausted.

“Board” means the board of directors of the Company.

“Board Committee Rules” means the charters of the Board Committees, as amended from time to time in accordance with the Board Rules.

“Board Committees” means the finance and audit committee and the nomination and compensation committee of the Board, and any other committees which the Board may have from time to time.

“Board Rules” means the organizational regulations of the Board, as amended from time to time in accordance with their terms.

“Business Day” means any day of the year in which national banking institutions in New York, New York, London, England, and Switzerland are open to the public for conducting business and are not required or authorized to be closed.

“Closing Date” means the date on which the Closing actually occurs.

“Common Shares” means the registered common shares of CHF 0.01 of the Company.

“Company Securities” means, together, the (i) Common Shares, (ii) Convertible Preferred Shares and (iii) Warrants.

“Confidential Information” means any information of a secret or confidential nature concerning any Manager or any member of any Group received at any time prior to or after the date of this Agreement, but excluding any information which:

(i)	was in the possession of or was known to any Manager or any member of a relevant Group (as applicable) prior to its receipt from another Manager or member of any other Group (as applicable);

(ii)	was or is independently developed by a member of any other relevant Group without the utilization of such Confidential Information;

(iii)	is or becomes public knowledge without the fault of any other Manager or any member of any other relevant Group (as applicable); or

(iv)

is or becomes available to any Manager or any member of any other relevant Group (as applicable) from a source other than any other Manager or any member of any other Group (as applicable) in circumstances where the Manager or the member of the relevant Group (as applicable) receiving such information is not aware that disclosure has been made in breach of an obligation of confidentiality.

“Control” means, with respect to a Person (other than an individual) (a) direct or indirect ownership of more than 50% of the voting securities of such Person, (b) the right to appoint, or cause the appointment of, more than 50% of the members of the board of directors (or similar governing body) of such Person or (c) the right to manage, or direct the management of, on a discretionary basis, the assets of such Person, and, for the avoidance of doubt, a general partner is deemed to Control a limited partnership and, solely for the purposes of this Agreement, a fund advised or managed directly or indirectly by a Person shall also be deemed to be Controlled by such Person (and the terms “Controlling” and “Controlled” shall have meanings correlative to the foregoing).

“Conversion Agreement” means that certain conversion agreement, dated on or around the date hereof, by and among the Company and each of the Seller Parties (as defined in the Merger Agreement) in respect of the Convertible Preferred Shares.

“Convertible Preferred Shares” means convertible preferred shares of the Company with those terms as set forth in the organizational documents of the Company and the Conversion Agreement.

“Covered Forward Purchase Shares” means Company Securities purchased pursuant to the Forward Purchase Agreement, other than Excluded Forward Purchase Shares.

“Director” means any of the individuals elected or appointed to serve on the Board.

“Eligible Investor” has the meaning given to it in Schedule 1.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Forward Purchase Shares” means, if and to the extent applicable, the Common Shares issued in exchange for the first 10,000,000 shares of FPAC Common Stock purchased pursuant to the Forward Purchase Agreement after Redeemed Shares exceed 32,643,000 shares of FPAC Common Stock.

“Excluded Manager Shares” means a number of Company Securities equal to each Manager’s pro-rata proportion (based on their and the SL/PG Shareholders’ respective holdings of Common Shares (including the Convertible Preferred Shares on an As-Exchanged Basis)) of a number of Company Securities equal to the Excluded Forward Purchase Shares.

“Excluded SL/PG Shareholder Shares” means a number of Company Securities equal to each SL/PG Shareholder’s pro-rata proportion (based on their and the Managers’ respective holdings of Common Shares (including the Convertible Preferred Shares on an As-Exchanged Basis)) of a number of Company Securities equal to the Excluded Forward Purchase Shares.

“Family Trust” means in relation to a person, any trust or settlement set up wholly for the benefit of that person and/or that person’s siblings, spouse, civil partner, persons with whom they have been co-habiting for at least five years and any of their lineal descendants or antecedents.

“Forward Purchase Agreement” means that certain Forward Purchase Agreement, dated as of May 18, 2018, by and among FPAC and the Backstop Subscriber, as amended or modified from time in accordance with the Third-Party Beneficiary Rights Letter.

“Founders Securities” means (i) Company Securities issuable in consideration of those shares of FPAC Class B Common Stock acquired by Far Point LLC prior to the initial public offering of FPAC and currently held by Far Point LLC and (ii) Private Warrants and the Common Shares underlying the Private Warrants.

“FPAC” means Far Point Acquisition Corporation, a special purpose acquisition company, registered under the laws of Delaware.

“FPAC Common Stock” means the Class A common stock and Class B common stock, each of par value $0.0001 per share, of FPAC.

“FPAC Warrant” means a warrant issued pursuant to the Warrant Agreement entitling the holder to purchase one share of FPAC Common Stock per warrant.

“Global Blue Group” means the Company, its group companies and its direct and indirect subsidiaries (and references to “Global Blue Group Company” shall be construed accordingly).

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, self regulatory authority, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Group” means:

(i) in the case of the SL/PG Shareholders, each of the SL/PG Shareholders and Partners Group, and each of their respective Affiliates, but excluding the Global Blue Group;

(ii) in the case of the Far Point Shareholder, the Far Point Shareholder, the Third Point Shareholder and each of their Affiliates (which shall include, with respect to the Far Point Institutional Shareholder, Thomas W. Farley and his Family Trust;

(iii) in the case of any Third Point Shareholder, any other Third Point Shareholder and each of their respective Affiliates (including the Backstop Subscriber); and

(iv) in the case of each Manager, such Manager and its permitted transferees (pursuant to clause 5 of the Management Shareholders Agreement).

“Independent Board Member” means a member of the Board who is considered by the Company to be independent in accordance with the requirements of the Exchange (including, in the context of members of the finance and audit committee, under Rule 10A-3 under the Exchange Act, as applicable) and the standards of independence promulgated by the Board from time to time.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Management Representative” means the Person designated as the “Management Representative” in accordance with the Management Shareholders Agreement.

“Management Shareholders Agreement” means that certain Management Shareholders Agreement, dated on or around the date hereof, by and among the SL/PG Shareholders, the Managers and the Company.

“Necessary Action” means, with respect to a specified result, all actions necessary to cause such result to the extent achievable through the exercise of all rights held by the Person in its capacity as a shareholder of the Company or as a member of the Board referred to in paragraph (iii) of this definition, including but not limited to: (i) voting directly or by way of proxy with respect to the relevant Voting Shares, whether at any annual or extraordinary general meeting, by written consent or otherwise, (ii) causing the adoption of shareholders resolutions and amendments to organizational documents of the Company, (iii) causing members of the Board (to the extent such members were elected, nominated or designated by the Person obligated to undertake the Necessary Action) to act (subject to any applicable fiduciary duties) in a certain manner or causing them to be removed in the event they do not act in such a manner, (iv) executing agreements and instruments and (v) making, or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations or similar actions that are required to achieve such result.

“Partners Group” means Partners Group Client Access 5, L.P. Inc., Partners Group Private Equity (Master Fund), LLC, and Partners Group Barrier Reef, L.P.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other entity or organization.

“PIPE Investment” means a private investment pursuant to a subscription agreement dated on or around the date hereof to subscribe for certain Common Shares.

“Private Warrants” means FPAC Warrants issued to any Third Point Shareholder or the Far Point Shareholder which attach to them certain rights which will allow for such FPAC Warrants to be exchanged for certain Common Shares after Closing.

“Public Warrants” means FPAC Warrants issued (to Persons other than any Third Point Shareholder or the Far Point Shareholder) which attach to them certain rights which will allow for such FPAC Warrants to be exchanged for certain Common Shares after Closing.

“Redeemed Shares” means all shares of FPAC Common Stock which stockholders of FPAC properly demand to be redeemed, and which are redeemed by FPAC, in accordance with the terms of its offer, as specified in the Merger Agreement.

“Restricted Period” means the period commencing on the Closing Date and terminating six months from the Closing Date.

“Restricted Period Securities” means only those Company Securities purchased by any member of the Far Point Shareholder Group or the Third Point Shareholder Group, as the case may be, in the open market or initial public offering of FPAC or in connection with the PIPE Investment and the Covered Forward Purchase Shares.

“Third-Party Beneficiary Rights Letter” means a letter agreement entered into on or around the date hereof between the SL Shareholder and the Backstop Subscriber.

“Third Point” means Third Point LLC.

“Third Point PIPE” means the amount to be committed by the Third Point Shareholders pursuant to the Third Point PIPE Agreement.

“Third Point PIPE Agreement” means that certain Share and Contribution Agreement, dated as of the date hereof, by and among certain Third Point Shareholders and the SL/PG Shareholders.

“Trading Day” means any day on which the Common Shares are actually traded on the principal securities exchange or securities market on which the Common Shares are then traded.

“Voting Shares” means, together, the Common Shares and the Convertible Preferred Shares.

“VWAP” means, for any security as of any date(s), the daily dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (with “Market” function set to “VWAP”, “Currency” function set to “USD”, and “Period” function set to “Daily”; the resulting VWAP is shown next to the “Average” label).

“Warrant Agreement” means that certain Warrant Agreement, dated as of June 11, 2018, by and among FPAC and Continental Stock Transfer & Trust Company.

“Warrants” means, together, the Private Warrants and Public Warrants.

Section 1.2 Terms Defined Elsewhere in this Agreement. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Backstop Subscriber	Preamble
Company	Preamble
Closing Dispute Exchange ICC	Preamble Section 4.7 Preamble Section 4.7
Relationship Agreement	Recitals
Rules	Section 4.7
Securities Act Transfer	Section 4.1 Section 3.2

Section 1.3 Interpretive Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles and Sections are to Articles and Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References in this Agreement to a number or percentage of shares, units or other equity interests shall take into account and give effect to any split, combination, dividend or recapitalization of such shares, units or other equity interests, as applicable.

ARTICLE II

CORPORATE GOVERNANCE

Section 2.1 Board of Directors Composition.

(i) The size and composition of the Board (including the process for designating candidates for nomination and election to the Board) shall be determined pursuant to the Articles and the Relationship Agreement.

(ii) The three initial Independent Board Members (meaning those appointed prior to Closing) and any additional Independent Board Members (meaning those appointed within one year after the Closing Date) shall be approved in writing between the SL Shareholder and the Far Point Shareholder, such approval not to be unreasonably withheld.

Section 2.2 Board Committees Composition. The initial members of the Board Committees at Closing shall be agreed between the SL Shareholder and the Far Point Shareholder prior to Closing.

Section 2.3 Organizational Amendment. Any amendment to the Articles in respect of the provisions dealing with the appointment or removal of directors, Board Rules and/or Board Committee Rules shall be approved in writing (such approval not to be unreasonably withheld) by:

(i) the SL Shareholder, provided that the SL/PG Shareholders directly or indirectly are entitled to nominate at least one director to the Board pursuant to the Relationship Agreement (from time to time); and

(ii) the Far Point Shareholder, provided that the Far Point Shareholder together with the Third Point Shareholders are entitled to nominate at least one director to the Board pursuant to the Relationship Agreement (from time to time).

Section 2.4 Voting Agreement.

(i) Each Shareholder agrees, at any time it is then entitled to vote for the election of Directors to the Board, to take all Necessary Action, including casting all votes to which such Shareholder is entitled in respect of its Voting Shares (from time to time), whether at any annual or extraordinary general meeting, or to cause such Shareholder’s Board representative(s) to cast their vote so as to ensure that the composition of the Board complies with (and includes all of the requisite designees in accordance with) the Relationship Agreement from time to time.

(ii) Each Shareholder agrees that if, at any time, it is then entitled to vote for the removal of Directors, it will not vote any of its Voting Shares (from time to time) in favor of the removal of any Director who shall have been designated in accordance with the Relationship Agreement, unless (1) the Person or Persons entitled to designate such Director shall have consented to such removal in writing, (2) removal is compelled pursuant to the Relationship Agreement or (3) the Person or Persons entitled to designate any Director pursuant to the Relationship Agreement shall request in writing the removal, with or without cause, of such Director (in which case, each such Shareholder shall vote its Voting Shares (from time to time) in favor of such removal).

(iii) Each Shareholder agrees not to grant, or enter into a binding agreement with respect to, any proxy to any Person in respect of its Voting Shares (from time to time) that would prohibit or prevent such Shareholder from casting votes in respect of such Voting Shares in accordance with this Section 2.4.

(iv) Each Shareholder agrees, at any time it is then entitled to vote for any resolution proposed to give effect to the agreed terms of the Convertible Preferred Shares (including, but not limited to, (i) the renewal of the authorized share capital of the Company at a level which would permit the issuance by the Company of Common Shares upon the exercise by one or both SL/PG Shareholders and/or Management of their rights under the Conversion Agreement in accordance with its terms and (ii) the approval of the issuance of a preferred dividend, in each case in connection with the Convertible Preferred Shares), to take all Necessary Action, including casting all votes to which such Shareholder is entitled in respect of its Voting Shares (from time to time), whether at any annual or extraordinary general meeting or to cause such Shareholder’s Board representative(s) to cast their vote so as to ensure that the agreed terms of the Convertible Preferred Shares and the Conversion Agreement are given effect.

ARTICLE III

OTHER COVENANTS AND AGREEMENTS

Section 3.1 Conflicting Organizational Document Provisions. In the event of any ambiguity or conflict arising between the terms of this Agreement and those of the Articles, the terms of this Agreement shall prevail.

Section 3.2 Lock-up of Company Securities.

For purposes of this Section 3.2 and Section 4.1, “Transfer” shall mean any act by a Shareholder to sell, exchange, assign, transfer, convey or otherwise dispose of, encumber, pledge, convey or hypothecate, or agree to any of the above acts with respect to any legal or economic interest (including, without limitation, as part of a hedge), whether directly, indirectly, voluntarily, involuntarily, by operation of law, pursuant to judicial process or otherwise, all or any (in whole or in part) of its Company Securities.

(a) (i) Subject to Section 3.2(a)(ii), Section 3.3, Section 3.4, Section 3.5 and Section 4.1, each SL/PG Shareholder agrees that until the expiration of the Restricted Period, it will not Transfer any Company Securities (other than the Excluded SL/PG Shareholder Shares) without the prior written consent of the Far Point Shareholder.

(ii) The restriction set out in Section 3.2(a)(i) will terminate and cease to have effect if the VWAP of the Common Shares is greater than or equals $12.00 per Common Share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within any thirty (30) Trading Day period, provided such period commences at least sixty (60) days after the Closing Date.

(b) Subject to Section 3.2(c), Section 3.3, Section 3.5 and Section 4.1(a), the Far Point Shareholder agrees that: (i) from the date hereof until the date falling one year after the Closing Date, it will not Transfer any Founders Securities; and (ii) until the expiration of the Restricted Period, it will not Transfer any Restricted Period Securities, in each case without the prior written consent of the SL Shareholder.

(c) The restrictions set out in Section 3.2(b)(i) and/or Section 3.2(b)(ii) (as applicable) will terminate and cease to have effect if the VWAP of the Common Shares is greater than or equals $12.00 per Common Share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within any thirty (30) Trading Day period, provided such period commences at least: (x) 150 days after the Closing Date, with respect to Section 3.2(b)(i); or (y) sixty (60) days after the Closing Date, with respect to Section 3.2(b)(ii).

(d) Subject to Section 3.2(e), Section 3.3, Section 3.5 and Section 4.1(a), each Third Point Shareholder agrees that: (i) from the date hereof until the date falling one year after the Closing Date, it will not Transfer any Founders Securities; and (ii) until the expiration of the Restricted Period, it will not Transfer any Restricted Period Securities, in each case without the prior written consent of the SL Shareholder.

(e) The restrictions set out in Section 3.2(d)(i) and/or Section 3.2(d)(ii) (as applicable) will terminate and cease to have effect if the VWAP of the Common Shares is greater than or equals $12.00 per Common Share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within any thirty (30) Trading Day period, provided such period commences at least: (x) 150 days after the Closing Date, with respect to Section 3.2(d)(i); or (y) sixty (60) days after the Closing Date, with respect to Section 3.2(d)(ii).

(f) (i) Subject to Section 3.2(f)(ii), Section 3.3, Section 3.4, Section 3.5 and Section 4.1, each Manager agrees that until the expiration of the Restricted Period, he/she will not Transfer any Company Securities (other than the Excluded Manager Shares) without the prior written consent of the SL Shareholder and the Far Point Shareholder.

(ii) The restriction set out in Section 3.2(f)(i) will terminate and cease to have effect if the VWAP of the Common Shares is greater than or equals $12.00 per Common Share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within any thirty (30) Trading Day period, provided such period commences at least sixty (60) days after the Closing Date.

(g) The consent rights set forth in this Section 3.2 shall not apply to any exchange of: (i) FPAC Warrants into Common Shares or (ii) Convertible Preferred Shares into Common Shares, but do apply in each case to any Transfer of such Common Shares issued thereupon.

(h) If as a result of the Forward Purchase Agreement the existing shareholders of FPAC (other than the members of the Far Point Shareholder Group and the Third Point Shareholder Group) would own less than 20% of the Common Shares upon Closing, each SL/PG Shareholder, the Far Point Shareholder and each Third Point Shareholder will co-operate in good faith to formulate and effect an arrangement to transfer certain of their and Management’s Common Shares to Persons who are not Affiliates of the parties to this Agreement (pursuant to which certain restrictions in this Section 3.2 may be waived) in order to increase the free float of the Common Shares. The Shareholders hereby agree that each of the SL/PG Shareholders, the Far Point Shareholder, the Third Point Shareholders and the Managers would in such circumstances have the right (but not obligation) to sell a proportion of its Common Shares (on a pro-rata basis based on the relative number of Voting Shares held by each of them) up to an amount that would result in a maximum of 20% of the Common Shares being owned by shareholders of the Company (other than the Shareholders).

(i) If either the SL/PG Shareholders or the Third Point Shareholders initiate a sale of all or a proportion of their Excluded Forward Purchase Shares or Excluded SL/PG Shareholder Shares (as applicable) during the Restricted Period, each of the SL/PG Shareholders, the Third Point Shareholders and the Managers (to the same extent as the SL/PG Shareholders exercise such right) would in such circumstances have the right (but not obligation) to sell all or the same proportion of its Excluded Forward Purchase Shares, Excluded SL/PG Shareholder Shares or Excluded Manager Shares (as applicable) and each SL/PG Shareholder and each Third Point Shareholder shall co-operate in good faith to formulate and effect an arrangement for such sale.

(j) Notwithstanding any other sub-sections above of this Section 3.2, (i) (A) subject to (B) below, any Transfer by the Far Point Shareholder or any Third Point Shareholder (as applicable) under Rule 144 or Rule 145 under the Securities Act will be prohibited until the Far Point Shareholder and the Third Point Shareholders (collectively) beneficially own less than 3% of the Company Securities (from time to time); and (B) the SL Shareholder agrees that, prior to the SL Shareholder effecting a Transfer under Rule 144 or Rule 145(d) under the Securities Act, the SL Shareholder will first permit each of the Far Point Shareholder and any Third Point Shareholder to effect a Transfer of a pro-rata amount of its Company Securities (from time to time) under Rule 144 or Rule 145 (as applicable) under the Securities Act and (ii) at any time that there is no Available Shelf (as required by the Registration Rights Agreement) for any prolonged period of time, the Parties shall cooperate in good faith in order to provide for alternative liquidity arrangements.

(k) If the SL/PG Shareholders and/or the Managers effect a Transfer of a proportion of their Company Securities in a privately negotiated (off-market) transaction (other than, in the case of the SL/PG Shareholders, to a member of their Group) during the period in which no Transfer by the Far Point Shareholder or any Third Point Shareholder is permitted pursuant to Section 3.2(j)(A), they shall provide prior written notice to the Far Point Shareholder and the Third Point Shareholders, who will in such circumstances each have the right (but not obligation) to effect a Transfer of a proportion of their Company Securities (on a pro-rata basis based on the relative number of Voting Shares held by each of them), as part of such sale, on the same terms as the SL/PG Shareholders and/or the Managers. If the Far Point Shareholder and/or the Third Point Shareholders effect a Transfer of a proportion of their Company Securities in a privately negotiated (off-market) transaction (other than to a member of their respective Groups) during the period in which no Transfer by the Far Point Shareholder or any Third Point Shareholder is permitted is permitted pursuant to Section 3.2(j)(A), they shall provide prior written notice to the SL/PG Shareholders, who will in such circumstances each have the right (but not obligation), and (to the same extent as the SL/PG Shareholders exercise such right) the Managers will have the right (but not obligation), to effect a Transfer of the same proportion of their Company Securities (on a pro-rata basis based on the relative number of Voting Shares held by each of them), as part of such sale, on the same terms as the Far Point Shareholder and/or the Third Point Shareholders.

Section 3.3 Lock-up Exemptions. Notwithstanding Section 3.2, a Shareholder may, without the prior written consent of any other party, effect a Transfer: (i) by way of acceptance of a public takeover offer, tender offer, merger, consolidation or similar business combination with a third party in respect of a change of Control that results in all holders of Common Shares having the right to exchange their Common Shares for cash, securities or other property and is recommended by the Board, (ii) if required by law or a Governmental Authority, (iii) in the case of an Institutional Shareholder, to a member of such Institutional Shareholder’s Group, subject to compliance with Section 4.1, and (iv) in the case of a Manager only, in accordance with clauses 5.3.3 or 5.3.4 and 5.6 of the Management Shareholders Agreement and any Deed of Adherence (as defined therein).

Section 3.4 Eligible Investor Exemption. Notwithstanding Section 3.2, the SL Shareholder may determine and require, without the prior written consent of any other party, that the SL/PG Shareholders and (if applicable pursuant to the terms of the Management Shareholders Agreement) the Managers effect a one-time Transfer of certain of their Company Securities up to an aggregate amount of 5% of the Company Securities in issue at the time of such Transfer (in proportions among the SL/PG Shareholders and the Managers determined in accordance with the Management Shareholders Agreement) to the Eligible Investor during the Restricted Period, and the Far Point Shareholder and the Third Point Shareholders may participate in such sale (on a pro-rata basis based on the collective ownership of Company Securities then held by the SL/PG Shareholders, the Far Point Shareholder and the Third Point Shareholders) and at a price no less favorable (on a pro-rata basis) than that received by the SL Shareholder, and thereby effect a Transfer of certain of each of its Company Securities in issue from time to time.

Section 3.5 Lock-up Early Termination. The SL Shareholder and the Far Point Shareholder may, upon mutual written agreement (and without the consent of any other Shareholder), reduce the duration of, and/or terminate, the time period restrictions during which Transfers are prohibited pursuant to Section 3.2 (excluding Section 3.2(b)(i) and Section 3.2(d)(i)), provided that such reduction and/or termination will (to the extent applicable) apply to all Shareholders.

Section 3.6 Acquisition of Additional Company Securities. After the date hereof, each of the SL/PG Shareholders, the Far Point Shareholder, the Third Point Shareholders and each Manager agrees that, for so long as any such party has obligations under Article II or Section 3.2, if such party acquires beneficial ownership (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act) of additional Company Securities, such party shall promptly (and in no event later than two (2) business days following the date of such acquisition) notify the other Shareholders, as the case may be.

ARTICLE IV

GENERAL

Section 4.1 Accession and Assignment and Transfer Limitations.

(a) The rights and obligations hereunder shall otherwise not be assignable without the prior written consent of the Institutional Shareholders; provided, however, (a) any Institutional Shareholder at any time may Transfer any Company Securities to any member of its Group and (b) any Shareholder at any time may assign any part or all of its rights and benefits under this Agreement to any member of its Group (and to any such assignment by that member of such Group to any other member of such Group), in each case subject to such assignee executing a Joinder Agreement in the form attached hereto as Annex A, and will thereafter be deemed to be a “Shareholder” and be subject to this Agreement as if the assignee was the relevant assigning Shareholder. Each Institutional Shareholder that Transfers Company Securities to a member of its Group that is not a party to this Agreement shall procure that the transferee executes a Joinder Agreement in the form attached hereto as Annex A. The preceding sentences of this Section 4.1 shall not apply to a transfer of Common Shares (a) in a public offering that is registered under the Securities Act of 1933, as amended (the “Securities Act”), (b) a transfer to one or more broker-dealers or their affiliates pursuant to a firm commitment purchase agreement for an offering that is exempt from registration under the Securities Act, (c) a transfer made through the facilities of a registered securities exchange or automated inter-dealer quotation system and (d) a transfer made in compliance with the manner of sale limitations of Rule 144(f) under the Securities Act or any successor rule or provision. For the avoidance of doubt, any lien or encumbrance with respect to Company Securities imposed in the ordinary course of Third Point’s business as part of portfolio management activities shall be permitted and shall not be deemed to violate the restrictions contained in this Agreement.

(b) During the Restricted Period, if any SL/PG Shareholder effects a Transfer of any of its Company Securities to a member of its Group, then such SL/PG Shareholder shall comply with its obligations in Section 14(p) of Third Point PIPE Agreement.

Section 4.2 Term and Effectiveness.

(a) This Agreement is conditional upon Closing occurring in accordance with the Merger Agreement and shall become effective upon Closing and shall thereafter continue to be effective until terminated in accordance with this Section. In the event that the Merger Agreement is terminated without Closing occurring, this Agreement shall cease and be of no further effect.

(b) This Agreement shall terminate with immediate effect upon the earlier of:

(i) any Person acquiring or obtaining Control of the Company;

(ii) with respect to each Shareholder, its Group ceasing to own or control, directly or indirectly, any Company Securities in issue; and

(iii) upon mutual written consent of the parties.

(c) Each Shareholder may terminate this Agreement (with respect to itself only) with immediate effect by written notice to the Company on or at any time after:

(i) the Company passes a resolution for its winding up or a court of competent jurisdiction makes an order for the Company’s winding up or dissolution;

(ii) the commencement of any legal proceedings in relation to bankruptcy or other types of insolvency-related reorganization proceedings of the Company, unless such proceedings are frivolous or vexatious and are discharged, stayed or dismissed within 60 calendar days of commencement; or

(iii) the Company makes an arrangement or composition with its creditors generally or makes an application to a court of competent jurisdiction for protection from its creditors generally.

(d) The rights and obligations set forth in Section 3.2 shall terminate as set forth in such section.

(e) Notwithstanding anything contained herein to the contrary, this Article IV shall survive any termination of any provisions of this Agreement.

(f) The termination of any provision of this Agreement shall not relieve any party from any liability for the breach of its obligations under this Agreement prior to such termination.

Section 4.3 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 4.4 Entire Agreement; Amendment.

(a) This Agreement sets forth the entire understanding and agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement. Subject to Section 3.5, this Agreement or any provision thereof may only be amended or modified, in whole or in part, at any time by an instrument in writing signed by the Institutional Shareholders (and, if the amendment or modification would have a material and disproportionate adverse effect on the Managers, then such instrument in writing shall be signed by the Management Representative as well).

(b) No waiver of any breach of any of the terms of this Agreement shall be effective unless such waiver is expressly made in writing and executed and delivered by the party (which, in the case of any Manager, may be executed and delivered by the Management Representative) against whom such waiver is claimed. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. Except as otherwise expressly provided herein, no failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in respect hereof at law or in equity, shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

(c) No waiver of a right under this Agreement shall be effective unless such waiver is expressly made in writing and executed and delivered by the party against whom such waiver is claimed. The waiver of a right under this Agreement in a specified instance or in specified circumstances shall not operate or be construed as a waiver of such right in other instances or circumstances.

Section 4.5 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 4.6 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 4.7 Jurisdiction; Waiver of Trial by Jury. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in New Castle County, Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 4.7. Each of the Parties hereto hereby irrevocably waives any and all right to trial by jury in any action based upon, arising out of or related to this Agreement or the transactions contemplated hereby.

Section 4.8 Confidential Information.

Each Shareholder shall ensure that any Confidential Information it receives will be treated strictly confidentially and only be disclosed:

(a) to the extent necessary to any member of its Group, and any member of its Group’s respective directors, officers and employees, auditors, professional advisors and other representatives, on terms that such recipient shall only use such Confidential Information in connection with that Person’s legitimate interests as a shareholder or representative or advisor of a shareholder of the Company;

(b) if requested or required by applicable Law or by a competent court;

(c) if requested or required by any competent securities exchange or competent regulatory or governmental body or other authority with relevant powers to which the disclosing Person is subject or submits;

(d) if necessary to enforce this Agreement in court proceedings; or

(e) if the Shareholder to whom the Confidential Information relates has given its written consent to disclosure.

Section 4.9 Specific Enforcement. The parties hereto acknowledge that the remedies at law of the other parties for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any party to this Agreement, without posting any bond, and in addition to all other remedies that may be available, shall be entitled to equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available.

Section 4.10 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received by non-automated response). All such notices, requests and other communications shall be delivered in person or sent by facsimile, e-mail or nationally recognized overnight courier and shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt. All such notices, requests and other communications to any party hereunder shall be given to such party as follows:

(a) To the SL Shareholder and the PG Shareholder:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Attention:           Legal Depart

Email:                 LegalStaff-UK@silverlake.com

with copies (which shall not constitute notice) to:

c/o Silver Lake Europe LLP

Broadbent House, 65 Grosvenor Street,

London W1K 3LH

Attention:            Legal Depart

Email:                 LegalStaff-UK@silverlake.com

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attn:         Michael O. Wolfson

E-mail:      MWolfson@stblaw.com

and a copy to:

Simpson Thacher & Bartlett LLP

CityPoint

One Ropemaker Street

London EC2& 9HU

Attn:          Clare G. Gaskell

E-mail:      CGaskell@stblaw.com

(b) To the Far Point Shareholder:

Far Point LLC

18 West 18th Street

New York, NY 10011

Attn: Thomas Farley

David Bonanno

E-mail: thomas.farley@farpoint.ventures

david.bonanno@farpoint.ventures

with copies (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178- 0060

Attention: Alec Dawson

Robert Robison

E-mail: alec.dawson@morganlewis.com

robert.robison@morganlewis.com

and

Baker & Hostetler LLP

45 Rockefeller Plaza

New York, NY 10111

Attn: Steven H. Goldberg

Email: sgoldberg@bakerlaw.com

(c) To the Third Point Shareholders, as applicable:

Third Point Offshore Master Fund L.P.

Third Point Ultra Master Fund L.P.

Third Point Partners Qualified L.P.

Third Point Partners L.P.

Third Point Enhanced L.P.

Third Point Ventures LLC

c/o Third Point LLC

390 Park Avenue

New York, NY 10022

Attention: Josh Targoff, Chief Operating Officer and General Counsel

Email: legal@thirdpoint.com

with a copy to:

Baker & Hostetler LLP

45 Rockefeller Plaza

New York, NY 10111

Attn: Steven H. Goldberg

Email: sgoldberg@bakerlaw.com

(d) To any Manager, such Notice shall be addressed or sent to the relevant Manager at the address set out in his/her Joinder Agreement,

or to such other address or to such other Person as any party shall have last designated by such notice to the other parties.

Section 4.11 Deemed Service.

(a) Notice to a Manager pursuant to this Agreement shall be deemed validly served on all of them if validly served on the Management Representative.

(b) Each Manager hereby agrees that any legal proceedings may be served on him by delivering a copy of such proceedings to him at the address set out in his/her Joinder Agreement.

Section 4.12 Binding Effect; Third Party Beneficiaries. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns. Except as provided in Section 4.16, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective permitted successors and assigns.

Section 4.13 Further Assurances. The parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof.

Section 4.14 Table of Contents, Headings and Captions. The table of contents, headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

Section 4.15 Confirmations by the Parties

(a) Each of the parties to this Agreement acknowledges and agrees that in relation to the transactions contemplated by this Agreement:

(i) he/she has entered into such transactions entirely on the basis of his/her own assessment of such transactions and of the risks and effect thereof and of any separate advice which he/she may have received from any Person (other than the Institutional Shareholders) and not, in the case of the Managers, on the basis of any information provided to him/her by, or any advice received from, or on behalf of the Institutional Shareholders;

(ii) he/she is not a client of any member of any Group and no member of any Group is acting or has acted for him/her, nor is any member of any Group responsible to him/her for providing the protections afforded to clients of their respective firms or for advising him/her on such transactions;

(iii) neither the appointment of a Director or other director nor the giving of advice by any such Person in his/her capacity as a director of a Global Blue Group Company is to be taken as constituting the regulated activity of providing investment advice either by such Person or by the appointing member of any Group (or an Affiliate thereof); and

(iv) he/she is owed no duty of care or other obligation by any member of any Group in respect thereof and, insofar as he/she is owed any such duty or obligation (whether in contract, tort or otherwise) by any member of any Group, he/she hereby waives, to the extent permitted by law, any rights which he may have in respect of such duty or obligation.

Section 4.16 No Recourse. Without limiting the express obligations in this Agreement, to the maximum extent permitted by law and save to the extent required to give effect to any order of any court in respect of any claim against any party to this Agreement, this Agreement may only be enforced against, and any claims or cause of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the parties that are expressly identified as parties hereto and no other past, present or future Affiliate, director, officer, employee, incorporator, member, manager, general or limited partner, shareholder, controlling Person, fiduciary, agent, attorney or representative of any party hereto, or any other past, present or future Affiliate, director, officer, employee, incorporator, member, manager, general or limited partner, shareholder, controlling Person, fiduciary, agent, attorney or representative of any of the foregoing shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Each party (other than a Manager) shall be entitled to enforce this section against any other party on behalf of a Person referred to in this Section.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties hereto has caused this Shareholders Agreement to be executed by its duly authorized officers as of the day and year first above written.

GLOBAL BLUE HOLDING LP

By: SL Globetrotter GP, Ltd., its general partner

By:	/s/ Joseph Osnoss
Name:	Joseph Osnoss
Title:	Director

[Signature Page to Shareholders Agreement]

FAR POINT LLC

By: Third Point LLC, investment manager of Cloudbreak Aggregator LP, its managing member

By:	/s/ Josh Targoff
Name:	Josh Targoff
Title	Chief Operating Officer and General Counsel

[Signature Page to Shareholders Agreement]

CLOUDBREAK AGGREGATOR LP

By: Third Point LLC, its investment manager

By:	/s/ Josh Targoff
Name:	Josh Targoff
Title:	Chief Operating Officer and General Counsel

[Signature Page to Shareholders Agreement]

THIRD POINT OFFSHORE MASTER FUND, L.P.

By: Third Point LLC, its investment manager

By:	/s/ Josh Targoff
Name:	Josh Targoff
Title:	Chief Operating Officer and General Counsel

THIRD POINT ULTRA MASTER FUND L.P.

By: Third Point LLC, its investment manager

By:	/s/ Josh Targoff
Name:	Josh Targoff
Title:	Chief Operating Officer and General Counsel

THIRD POINT PARTNERS QUALIFIED L.P.

By: Third Point LLC, its investment manager

By:	/s/ Josh Targoff
Name:	Josh Targoff
Title:	Chief Operating Officer and General Counsel

THIRD POINT PARTNERS L.P.

By: Third Point LLC, its investment manager

By:	/s/ Josh Targoff
Name:	Josh Targoff
Title:	Chief Operating Officer and General Counsel

THIRD POINT ENHANCED L.P.

By: Third Point LLC, its investment manager

By:	/s/ Josh Targoff
Name:	Josh Targoff
Title:	Chief Operating Officer and General Counsel

THIRD POINT VENTURES LLC, as nominee for funds managed and/or advised by Third Point LLC

By:	Third Point LLC, its Attorney-in-Fact

By:	/s/ Josh Targoff
Name:	Josh Targoff
Title:	Chief Operating Officer and General Counsel

[Signature Page to Shareholders Agreement]

Annex A

FORM OF JOINDER AGREEMENT

The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Shareholders Agreement, dated as of [•] (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Shareholders Agreement”) by and among: (i) Global Blue Holding LP, an exempted limited partnership formed under the laws of the Cayman Islands, having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and registered in the Cayman Islands General Registry under number 95120 (the “PG Shareholder”), (ii) SL Globetrotter LP, an exempted limited partnership formed under the laws of the Cayman Islands, having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and registered in the Cayman Islands General Registry (the “SL Shareholder” and, together with the PG Shareholder, each a “SL/PG Shareholder” and together the “SL/PG Shareholders”), (iii) Far Point LLC, a Delaware limited liability company, having its registered office at c/o Third Point LLC, 390 Park Avenue, New York, NY, USA, 10022] (the “Far Point Shareholder”), (iv) Third Point Offshore Master Fund L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“TP Offshore”), Third Point Ultra Master Fund L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“TP Ultra”), Third Point Partners Qualified L.P., a Delaware limited partnership (“TP Qualified”), Third Point Partners L.P., a Delaware limited partnership (“TP Partners”), Third Point Enhanced L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“TP Enhanced”) and Cloudbreak Aggregator LP, an exempted limited partnership formed under the laws of the Cayman Islands (the “Backstop Subscriber”), each having its registered office at c/o Third Point LLC, 390 Park Avenue, New York, NY, USA, 10022 (TP Offshore, TP Ultra, TP Qualified, TP Partners, TP Enhanced and the Backstop Subscriber each a “Third Point Shareholder” and collectively, the “Third Point Shareholders”, and together with the SL/PG Shareholders and the Far Point Shareholder, the “Institutional Shareholders”) and (v) the several persons whose names and addresses are set out in each of his/her respective Joinder Agreements (each a “Manager” and, together, the “Managers”, and together with the Institutional Shareholders, the “Shareholders”), and any other Persons who become a party thereto in accordance with the terms thereof. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Shareholders Agreement.

By executing and delivering this Joinder Agreement to the Shareholders Agreement, the undersigned hereby adopts and approves the Shareholders Agreement and agrees, effective commencing on the date hereof and as a condition to the undersigned’s becoming the beneficial owner and/or transferee of certain Company Securities, to become a party as a “Shareholder” and to be bound by and comply with the provisions of, the Shareholders Agreement applicable to the assigning Shareholder, in the same manner as if the undersigned were an original signatory to the Shareholders Agreement.

The undersigned acknowledges and agrees that Article IV of the Shareholders Agreement is incorporated herein by reference, mutatis mutandis.

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Accordingly, the undersigned has executed and delivered this Joinder Agreement as of the      day of                 ,                 .

(Signature of Transferee)

(Print Name of Transferee)

Address:

Telephone:
Facsimile:
Email:

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No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. When used herein, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Far Point’s or Global Blue’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination; the ability to meet NYSE’s listing standards following the consummation of the transaction contemplated by the proposed business combination; costs related to the proposed business combination; Global Blue’s ability to execute on its plans; Global Blue’s estimates of the size of the markets for its solutions; Global Blue’s ability to identify and integrate acquisitions; the performance and security of Global Blue’s services; potential litigation involving Far Point or Global Blue; and general economic and market conditions impacting demand for Global Blue’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither Far Point nor Global Blue undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional risks and uncertainties are identified and discussed in Far Point’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Non-GAAP Financial Measures

Pro forma Adjusted EBITDA is a non-GAAP financial measure that is not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and may be different from non-GAAP financial measures used by other companies. This non-GAAP financial measure should not be construed as an alternative to net income as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (each as determined in accordance with GAAP).

Additional Information and Disclaimer

In connection with the business combination, an affiliate of Global Blue intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of Far Point and a prospectus in connection with the business combination. The definitive proxy statement/prospectus and other relevant documents will be mailed to stockholders of Far Point as of a record date to be established for voting on the business combination. Stockholders of Far Point and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Far Point’s solicitation of proxies for the special meeting to be held to approve the business combination because these documents will contain important information about Far Point, Global Blue, and the business combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, by directing a request to: Far Point Acquisition Corporation, 18 West 18th Street, New York, NY 10011. These documents, once available, and Far Point’s annual and other reports and proxy statements filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Far Point, Global Blue and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Far Point in connection with the business combination transaction. Stockholders of Far Point and other interested persons may obtain more information regarding the names and interests in the proposed transaction of Far Point’s directors and officers in Far Point’s filings with the SEC, including Far Point’s Annual Report on Form 10-K for the year-ended December 31, 2018, which was filed with the SEC on March 29, 2019. Additional information regarding the interests of such potential participants in the solicitation process will also be included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

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